UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
March 25, 2009
Commission File Number 1-15200
StatoilHydro ASA
(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on March 24, 2009, entitled "StatoilHydro ASA publishes annual and sustainability reports for 2008”.

Press Release
StatoilHydro ASA publishes annual and sustainability reports for 2008
StatoilHydro (OSE: STL, NYSE: STO) published the group's annual and sustainability reports for 2008 on the group's website today, 24 March, as well as the US annual report and accounts on Form 20-F.

"StatoilHydro's results and deliveries in 2008 were strong, and we are well positioned to steer through the current economic downturn. Good exploration results and targeted business development strengthen our resource base and underpin our long-term growth strategy," writes chief executive Helge Lund in the foreword to the annual and sustainability reports 2008.

For the first time, the annual and sustainability reports have only been published online, without an equivalent printed version. Only the reporting required by laws and regulations will be printed and distributed to shareholders. StatoilHydro's operational performance in 2008 was solid and characterised by record equity production of oil and gas and the most expansive exploration programme ever.

"We increased our production and delivered on the production guidance we had given the market, we drilled more efficiently and improved our turnaround performance, and we strengthened our resource base by adding more than 3.5 billion barrels of oil equivalent (boe) through exploration and business development," writes Mr Lund.

The net operating income was NOK 198.8 billion, compared with NOK 137.2 billion in 2007. The net income was NOK 43.3 billion in 2008, compared with NOK 44.6 billion in 2007.

The board of directors has proposed an ordinary dividend and a special dividend of NOK 7.25 per share to the Annual General Meeting, totalling NOK 23.1 billion.

The annual and sustainability reports describe the group's results and prospects in the areas of finance, health, safety and the environment, human resources and social responsibility.

"I am particularly pleased that HSE results on our offshore installations improved in 2008, and we are dedicated to maintaining this progress," writes Mr Lund.

The report also describes the group's overall strategy for managing environmental and social impacts, how we handle the main risks and opportunities we are facing, as well as the results we achieved in this area in 2008.

"Hydrocarbons will continue to dominate the energy mix, and population growth and increased prosperity will continue to increase the demand for energy. The challenge is how  this energy can be developed and produced at the same time as we limit carbon emissions," writes Mr Lund, and points out the group's focus on carbon capture and storage.

The reports will be published on StatoilHydro's web site: http://www.statoilhydro.com/. At the same time they will be distributed electronically to the shareholders who have chosen to receive electronic versions of the reports.

An HTML version of Form 20-F will be available from the US Securities and Exchange Commission's web site in the database Edgar (http://www.sec.gov) after  4pm CET today.

The legally-required section of the annual and sustainability report will be available at the latest on 27 April in printed form, together with the paper edition of Form 20-F. From this date they will be distributed to the remaining shareholders registered in the Norwegian Registry of Securities (VPS). Other interested parties may use the order form on: http://www.statoilhydro.com/orderreports

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: March 25, 2009	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer